JRSIS HEALTH CARE CORP.

3/F Building A, Derunyuan

No. 19 Changyi Road, Changmingshui

Wuguishan, Zhongshan City 528458

People’s Republic of China

August 31, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Jessica Ansart
Abby Adams
Christopher Dunham
Jeanne Baker
Terence O’Brien

Re: JRSIS Health Care Corp.

Form 10-K for Fiscal Year Ended December 31, 2022

Filed April 17, 2023

Form 10-K/A for Fiscal Year Ended December 31, 2022

Filed July 26, 2023

Comment Letter dated August 28, 2023

File No. 001-36758

Ladies and Gentlemen,

JRSIS Health Care Corp. (“JRSIS”) submits this letter in connection with the Company’s filing today of Amendment No. 2 (the “Amendment”) to the Company’s Annual Report on Form 10-K for the year ended December 31, 2022. Set forth below in italics you will find copies of the Staff’s comments from its letter dated August 28, 2023 (the “Comment Letter”), followed by information and page reference to the location within the Amendment where responsive disclosure can be found.

Form 10-K for the Fiscal Year Ended December 31, 2022

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 19

1.	We note your statement that you reviewed your material contracts and public filings in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission.

Response to Comment 1

JRSIS is a small company with only three members of management. The officers and directors, among whom is the lone 5% shareholder, have known each other for several years and are familiar with each other’s business and political associations. JRSIS and its subsidiaries have only two material contracts: one with Zhuowei Zhong, the 5% shareholder, and one with the entity to which Laidian provides consulting services.

In preparing the filing called for by Item 9(C)(a), management confirmed by inquiry that none of its members has an association with any governmental entity and determined that there is no available evidence that Laidian’s client has an association with any governmental entity. Management also reviewed the JRSIS shareholder list to determine that it was familiar with each holder of more than 1% of the outstanding shares, none of whom are known to have any association with a governmental entity. We did not rely on any other materials or upon any legal opinions or third party certifications as the basis for our submission.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2022

Part I

Item 1. Business

Intra-Company Transfer of Funds, page 7

2.	We note your response to comment 5 and reissue the comment in part. Please revise your disclosure here to also clearly describe how cash will be transferred through your organization for any future transfers of funds, dividends or distributions that may be made with reference to your specific cash management policies.

Response to Comment 2

As requested, the following disclosure has been inserted at page 7 of the Amendment:

If it should occur that the cash reserves of Laidian are sufficient to warrant a distribution of cash by Laidian, the funds will be distributed as a dividend payable to Runteng, which would then pay a dividend or make a return of capital to JRSIS-BVI, which would then pay a dividend or return of capital, as appropriate, to JRSIS. JRSIS could then dividend the cash to its shareholders or utilize the cash to expand its investments. We expect that JRSIS will rely primarily on dividends paid in this manner for its cash needs, which will include administrative expenses and may, under appropriate circumstances, include funds necessary to pay dividends and other cash distributions, if any, to our shareholders. However, because we do not foresee any distribution by Laidian occurring in the foreseeable future, we have not developed formal cash management policies with respect to inter-company transfers. We have made no such distributions to date and intend that the net cash generated by Laidian will be used to expand that entity’s operations for the foreseeable future.

All dividends declared and payable upon the equity interests in Laidian may be converted into foreign currency and be freely transferred out of the PRC, provided that (i) the declaration and payment of such dividends complies with applicable PRC Laws and the constitutional documents of Laidian, and (ii) the remittance of such dividends out of the PRC complies with the procedures required by the relevant PRC Laws relating to foreign exchange administration.

PRC Laws and Regulations Requiring Laidian to Secure Government Approval, page 9

3.	We note your revised disclosure here that “[w]ith regard to PRC regulation of the involvement of offshore entities and investors with Chinese companies, [you] have consulted Chinese legal counsel and received their opinions and assurances.” We also note your disclosure on page 10 that if you offer securities to the public in the future “Laidian will be required to comply with the permission requirements of the China Securities Regulatory Commission (the “CSRC”) and the Cyberspace Administration of China (the “CAC”) in order for JRSIS to sell securities in the U.S. or elsewhere.” Please revise your disclosure here and elsewhere throughout the annual report where you discuss whether you may be subject to the permission requirements of the CSRC and the CAC, such as on pages 13-15, to clarify whether you have consulted with Chinese legal counsel and received their opinions and assurances specifically with respect to these permission requirements.

Response to Comment 3

As requested, we have noted at pages 3, 9, 10, 14 and 15 that we have not consulted with Chinese legal counsel with respect to the permission requirements of the CSRC or the CAC. We have also removed the sentence at page 9 cited in the first sentence of your comment.

Respectfully submitted,

/s/ Zhuowei Zhong
Zhuowei Zhong
President